UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)


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(Name of Issuer)
 Hauppauge Digital, Inc.

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(Title of Class of Securities)
 Common Stock, Par Value $0.01 Per Share

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(CUSIP NUMBER)
 419131 10 7

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(Date of Event Which Requires Filing of this Statement)
 December 31, 2006
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

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SCHEDULE 13G



CUSIP No.: 419131 10 7



1.   NAME OF REPORTING PERSONS:

	        LAURA JEAN AUPPERLE


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

		(a)
		(b)

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

		865,834*

6.    SHARED VOTING POWER

		0

7.    SOLE DISPOSITIVE POWER

		865,834*


8.    SHARED DISPOSITIVE POWER

		0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      		865,834*

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              	8.8%

12.   TYPE OF REPORTING PERSON

                 IN

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*Consists of (i) 805,834 shares of common stock previously acquired by Reporting Person and (ii) 60,000 shares of common stock beneficially owned by the Reporting Person through an options to purchase stocks of the issuer. The option agreement is described in Item 4.


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Item 1.

   (a) Name of Issuer:

		Hauppauge Digital, Inc.,

   (b) Address of Issuer's principal executive Office:

		91 Cabot Court, Hauppauge, New York

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Item 2.

   (a) Name of person filing:

		Laura Jean Aupperle

   (b) Address or principal business office or, if none, residence:

		23 Sequoia Drive
		Hauppauge, NY 11788


   (c) Citizenship:

		United States

   (d) Title of class of securities:

		Common Stock, Par Value $0.01 Per Share

   (e) CUSIP No.: 419131 10 7
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Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

   Not Applicable

   (a)	[ ]  Broker or dealer registered under Section 15 of the Exchange Act:

   (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

   (c)	[ ]  Insurance Company as defined in Section 3(a)(19) of the Exchange
             Act;

   (d)	[ ]  Investment Company registered under Section 8 of the Investment
             Company Exchange Act;

   (e)	[ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f)	[ ]  Employee Benefit Plan or Endowment Fund in accordance with
	     Rule 13d-1(b)(1)(ii)(F);

   (g)	[ ]  Parent Holding Company or Control Person in accordance with
	     Rule 13d-1(b)(1)(ii)(G);

   (h)	[ ]  Saving Association as defined in Section 3(b) of The Federal
	     Deposit Insurance Act;

   (i)	[ ]  Church Plan that is excluded from the definition of an Investment
	     Company under Section 3(c)(14) of the Investment Company Act;

   (j)	[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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Item 4.	  Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


a.  Amount beneficially owned

The number of shares beneficially owned by the Reporting Person on December 31, 2006 is 865,834. These shares consists of (i) 805,834 shares of common stock previously acquired by Reporting Person and (ii) 60,000 shares of common stock beneficially owned by the Reporting Person through an options to purchase stocks of the issuer. The option agreement is described below.

The options agreement is as followed:

  (a)	The Reporting person inherited stock options to purchase 60,000 shares
	of Issuer's stock at $2.3125 per share originally granted to Reporting Person's spouse in his 1998 Employment Agreement with the Issuer. The terms of the options are pursuant to the Issuer's 1996 Non-Qualified Stock Option Plan. Prior to a 2:1 stock split in 200, the options provided for the purchase of 30,000 shares at $4.625 per share. The options are exercisable on January 20, 1998 and expire on January
	20, 2008.

Previously Exercised Option/Warrant Agreements:

  (a)	Reporting Person inherited stock options to purchase 18,000 shares of
	Issuer's stock at $1.50 per share originally granted to Reporting Person's spouse pursuant to the Issuer's 1996 Non-Qualified Stock Option Plan. Prior to a 2:1 stock split in 2000, the options provided for the purchase of 15,000 shares at $3.00 per share. Before his death, the spouse exercised his option to purchase 12,000 shares, leaving 18,000 shares to be inherited by the Reporting Person. The options become exercisable on March 14, 1996 and expire on March 15, 2006. This option was exercised by the Reporting Person on January 13, 2006 for 18,000 shares of Issuer's stock at $1.50 per share and is reflected in the amount beneficially owned.


  (b)	Pursuant to the Issuer's lease with Ladokk Realty Co., the Issuer issued
	a warrant to Ladokk for 30,000 shares at $3 13/16 per share, which changed to 60,000 shares at $1.90625 per share after a 2:1 stock split in March 2000. Both Reporting Person and Spouse were partners in Ladokk and individually acquired a 25% interest in the Ladokk's warrant to purchase the Issuer's stock. Reporting Person inherited her deceased spouse's interest in Ladokk's warrant and acquired a 50% interest in the warrant. Through the warrant, on January 29, 2001, the Reporting Person had the option to purchase 30,000 shares at $1.90625. The warrant is exercisable on December 16, 1996 and expires on December 16, 2006. This warrant was exercised by the Reporting Person on December 15,2006 for 30,000 shares of Issuer's stock at $1.90625 per share and is reflected in the amount beneficially owned.

b.  Percent of class

	8.8%


c.  Number of shares as to which such person has:

	i.   Sole power to vote or to direct the vote

		865,834*

	ii.  Shared power to vote or to direct the vote

		0

	iii. Sole power to dispose or to direct the disposition of

		865,834*

	iv.  Shared Power to dispose or to direct the disposition of

		0

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*Consists of (i) 805,834 shares of common stock previously acquired by Reporting Person and (ii) 60,000 shares of common stock beneficially owned by the Reporting Person through an options to purchase stocks of the issuer. The option agreement is described in Item 4.

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Item 5.    Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

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Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

    Not Applicable

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Item 8.    Identification and Classification of Members of the Group.

    Not Applicable

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Item 9.    Notice of Dissolution of Group.

    Not Applicable

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Item 10.    Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Laura Jean Aupperle

Dated: June 10, 2008